

February 27, 2014

Terrence O. Davis, Esq.
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
920 Massachusetts Avenue, N.W.
Suite 900
Washington, D.C. 20001

Re: Griffin Institutional Access Real Estate Fund, File Nos. 333-193637; 811-22933

Dear Mr. Davis:

  On January 28, 2014, you filed on behalf of Griffin Institutional Access Real Estate Fund ("Fund" or "Registrant"), a closed-end management investment company, a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). We have reviewed the filing and have the following comments.

General Comment

1. Please state in your response letter whether FINRA will or has reviewed the proposed distribution terms and arrangements of the transaction involved in the registration statement.

Cover Page

2. Please expand the cover page disclosure as to the limited liquidity of an investment in the fund.

3. Please revise the paragraph in bold just after the pricing table to emphasize that investing in shares of the Fund may be *speculative* and involves a *high* degree of risk, including the risks associated with leverage. See Item 1.1.j of Form N-2.

4. Please disclose in a footnote to the pricing table the expenses of issuance and distribution required by Item 27 of Form N-2. See Item 1.g., Instruction 6 of Form N-2.

  Prospectus Summary

5. Under the heading "Investment Objectives and Policies" on page 1 the disclosure includes, "The Fund invests in securities of real estate and real estate-related issuers and other instruments that have similar economic characteristics to securities." If investing in derivatives is a principal investment strategy of the Fund, please state this here and list the types of derivatives in which the Fund may invest. In addition, please ensure that the disclosure accurately describes the Fund's use of derivatives and their risks. In connection with this, please consider the Division of Investment

Management's observations on derivatives-related disclosure in the Letter from Barry D. Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010).

6. Please revise the 80% test, on page 1, to reference "net assets plus borrowings for investment purposes" instead of "assets."

7. Please disclose whether the Fund intends to invest in foreign securities and emerging markets.

8. On page 1, please disclose any credit quality standards for the debt securities in which the Fund invests. Also, please disclose if these investments may include high-yield or junk bonds.

9. On page 1, please disclose that the Fund's investments in Private investment Funds includes investments in funds that charge a performance fee and clarify that these investments may also be referred to as "hedge funds."

10. As described on page 3, the Adviser may engage one or more subadvisers. In connection with this disclosure or for other purposes, please advise the staff if you have submitted or expect to submit an exemptive application or no-action request in connection with you registration statement.

11. Under the heading "Fees and Expense" on page 3, please include disclosure summarizing that investors in a fund of funds will also pay a pro rata share of asset-based and performance fees associated with the underlying funds. This disclosure should be in addition to the disclosure that currently appears under the Summary of Risks on page 4.

12. Page 3 states, "The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the "Expense Limitation Agreement") under which the Adviser has contractually agreed to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including offering expenses, <u>but excluding interest, brokerage commissions and extraordinary expenses</u>), to the extent that such expenses exceed [1.95]% per annum of the Fund's average daily net assets (the "Expense Limitation")." (Emphasis added.) If Acquired Fund Fees and Expenses are also excluded, please disclose.

13. Page 4 states, "There is no guarantee that shareholders will be able to sell all of the shares they desire to sell in a quarterly repurchase offer, although each shareholder will have the right to require the Fund to purchase at least 5% of such shareholder's shares in each quarterly repurchase." Please bold or make such statement more prominent.

14. Under "REIT Risk" on page 8, please include a brief statement that dividends paid by REITs may not receive preferential tax treatment afforded other dividends.

15. Under "Use of Leverage by Underlying Funds" on page 8, we note a reference to borrowing by the Fund. In the strategy disclosure, please state clearly whether the Fund will engage in borrowing during its first 12 months of operations and revise the fee table as needed.

16. Please inform the staff whether the Fund intends to engage in borrowings, or issue debt or preferred stock, in the first year of operations.

<u>Summary of Fund Expenses</u>

17. The disclosure states that the Fund is authorized to borrow money for certain purposes. Please include an estimate of the interest payments on borrowed funds that the Fund expects to make as a separate line item in the fee table. See Item 3.1. of Form N-2.

18. Please advise the staff whether the expense reimbursement or fee waiver arrangements will reduce Fund operating expenses for at least one year from the effective date of the Fund's registration statement.

19. Footnote 1 refers to a contingent deferred sales charge assessed on certain redemptions. Please include the fee in the fee table and explain the circumstances regarding the imposition of the fee in a footnote.

20. Please expand the discussion in footnote 3 to provide a range for the asset-based fees and performance fees charged by underlying funds. Please clearly describe if such fees are based on net assets or some other basis.

<u>Example</u>

21. Please confirm that the Example reflects a fee waiver only for the period for which the waiver is in place (*i.e.,* one year).

<u>Use of Proceeds</u>

22. Disclosure indicates that proceeds will be invested "as soon as practicable." If a delay is anticipated to extend beyond three months, describe the reasons for and consequences of the delay. See Item 7.2 of Form N-2. If the investment process is delayed more than six months, please confirm the Fund will obtain shareholder consent to exceed the six month requirement as set forth in Guide 1 to Form N-2.

<u>Investment Objective and Policies</u>

23. Page 13 states, "The Fund may also, to a limited extent, make real estate-related investments other than through real estate industry securities." Please clarify the meaning of this statement.

24. Please confirm the maximum percentage of Fund assets that may be invested in hedge funds. We note that bracketed disclosure on page 14 indicates that no more than 10% of the Fund's assets will be invested in hedge funds. We may have additional comments.

25. Under "Investment Strategy and Criteria Used in Selecting Investments" on page 15, please revise the discussion of the Adviser's process for selecting publicly traded equity and debt securities to conform to prior disclosure on page 3 that the sub-adviser will manage the Fund's portfolio of publicly traded securities.

26. On page 17, please clarify the discussion of the Fund's portfolio turnover rate to include a discussion of portfolio turnover in the underlying funds.

27. On page 7, disclosure indicates that the fund may enter into a variety of swap agreements and lists some types of these agreements. Please tell us whether the Fund will be investing in total return swaps and credit default swaps.

    When a fund enters into a derivative contract, it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please include an affirmative statement that if the Fund sells credit default swaps or credit default index swaps, it will segregate the full notional value of the swap agreement. Please also note that the Commission has issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

    *   *   *   *   *   *   *   *   *

    We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

    Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

    Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

    You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

If you have any questions about these comments, please call me at (202) 551-6760.

Sincerely,

/s/ Jeffrey A. Foor

Jeffrey A. Foor
Senior Counsel